

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

Jagi Gill, Ph.D.
Chief Executive Officer and Chairman of the Board
Viveon Health Acquisition Corp.
3480 Peachtree Road NE 2nd Floor, Suite #112
Atlanta, GA 30326

      Re: Viveon Health Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed February 23, 2024
          File No. 001-39827

Dear Jagi Gill:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Tahra Wright, Esq.